Filed by Berkshire Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Berkshire Bancorp, Inc.
Registration Statement No.: 333-166225

[Berkshire Bancorp, Inc. Letterhead]

May 6, 2011

Dear Shareholders:

We wanted to take a moment to update you on the status of the proposed merger between Berkshire Bancorp, Inc. (“Berkshire”) and Customers Bancorp, Inc. (“CBI”) for which a definitive agreement was signed in August, 2010.  CBI will be the holding company for Customers Bank subsequent to the bank’s reorganization.  Management from both parties have been working diligently to complete the necessary steps to successfully complete the merger.

Merger Agreement Amended

On April 27, 2011, Berkshire and CBI, and their respective subsidiaries, executed an amendment to the definitive agreement that extends the termination date of the agreement to July 31, 2011 which may be extended for an additional 45 days if Customers Bank’s shareholders have not approved the reorganization by that date.

Form S-1 Registration Statement

On January 13, 2011, CBI filed an amended Form S-1, related to its reorganization and the merger, with the Securities and Exchange Commission (the “SEC”) for the SEC’s routine review and comment.  CBI received comments from the SEC regarding the Form S-1 filing on February 10, 2011. Subsequently, CBI filed responses and an amended Form S-1 on April 15, 2011. On May 3, 2011, CBI received additional comments from the SEC. CBI and Berkshire are currently preparing responses to these SEC comments and expect to file an amended Form S-1 the week of May 16, 2011. Once approved by the SEC, the Form S-1 will serve as a prospectus for CBI as well as a joint proxy statement for both CBI’s shareholders and Berkshire’s shareholders to vote on the proposed merger, in addition to other matters to be voted on as discussed therein.

Shareholder Approval Status

Once the SEC registration process is finalized, shareholders of both companies will vote on the merger. The merger must be approved by two-thirds of our common stock shareholders and of CBI’s voting common stock shareholders. The merger is conditioned on, among other things, completion of CBI’s reorganization, which requires the approval of two-thirds of Customers Bank’s outstanding shares of voting common stock. The companies estimate that the vote will occur sometime in the second calendar quarter of 2011.

Regulatory Applications

The merger must be approved by various regulatory agencies including the Federal Reserve Board, the FDIC and the Pennsylvania Department of Banking.  These applications have been prepared and were filed.  We are awaiting responses and approvals from the regulatory agencies.

Integration

The management teams of CBI and Berkshire continue to work closely together to ensure that after the effective date of the merger that the integration will be seamless.

We are very excited about our opportunity with CBI and look forward to completing this merger as soon as possible.

Sincerely,

/s/ Norman E. Heilenman _______________________________ Norman E. Heilenman Chairman and Chief Executive Officer	/s/ Richard C. Gromis _______________________________ Richard C. Gromis President and Chief Operating Officer

Forward Looking Statements

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to CBI, Berkshire, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this document and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, CBI’s and Berkshire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; and diversion of management time on merger-related issues. Forward-looking statements speak only as of the date they are made. CBI and Berkshire do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, CBI and Berkshire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger

The proposed transaction will be submitted to the shareholders of Berkshire and CBI for their consideration and approval. In connection with the proposed transaction, CBI has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 which includes a joint proxy statement/prospectus and other relevant documents to be distributed to the shareholders of Berkshire and CBI. Investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Berkshire and CBI, free of charge from the SEC’s Internet site (www.sec.gov), by contacting Customers Bancorp, Inc., 1015 Penn Ave., Suite 103, Wyomissing, Pennsylvania 19610, Attention: Investor Relations, telephone 484-923-2171 or by contacting Berkshire Bancorp, Inc.1101 Woodland Road, Wyomissing, Pennsylvania 19610 Attention: Lori Maley, Investor Relations, telephone 610-376-7200. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

CBI, Berkshire and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from CBI and Berkshire shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CBI and Berkshire shareholders in connection with the proposed transaction is set forth in the joint proxy statement/prospectus. You can find information about Customers Bank’s and CBI’s executive officers and directors in the joint proxy statement/prospectus as well as Customer Bank’s most recent proxy statement. Information about Berkshire’s executive officers and directors is set forth in its most recent proxy statement. You can also obtain free copies of these documents from CBI or Berkshire, as appropriate, using the contact information above.

This document is not an offer to sell shares of CBI’s securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement/prospectus referred to above.